

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

David I. Chemerow
Chief Financial Officer
Rentrak Corporation
7700 NE Ambassador Place
Portland, Oregon 97220

      Re: **Rentrak Corporation**
               Form 10-K for Fiscal Year Ended March 31, 2010
               Filed on June 14, 2010
               File No. 000-15159

Dear Mr. Chemerow:

    We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Lyn Shenk
              Branch Chief